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Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State or other Jurisdiction of Incorporation
Cal Safety Compliance Corporation	California
Shuster Laboratories, Inc.	Delaware
Specialized Technology Resources Espana S.A.	Spain
Specialized Technology Resources (Florida), Inc.	Florida
Specialized Technology Resources (Hong Kong) Limited	Hong Kong
Specialized Technology Resources, Inc.	Delaware
Specialized Technology Resources (International), Inc.	Delaware
Specialized Technology Resources (Shanghai) Ltd.	China
Specialized Technology Resources (Singapore) Pte Ltd	Singapore
Specialized Technology Resources (Taiwan) Limited	Taiwan
Specialized Technology Resources (UK) Limited	England
STR Labs Pvt Ltd	India
STR Testing & Inspection AG	Switzerland

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  Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT